Pricing Term Sheet	Issuer Free Writing Prospectus
Dated July 20, 2015	Filed Pursuant to Rule 433
Registration Statement No. 333-200374
Supplementing the Preliminary
Prospectus Supplement dated July 20, 2015
(To the Prospectus dated December 11, 2014)

$1,000,000,000 4.500% Senior Notes due 2025

The information in this pricing term sheet relates to the offering (the “Offering”) of 4.500% Senior Notes due 2025 of SYNCHRONY FINANCIAL (the “Issuer”), and should be read together with the preliminary prospectus supplement dated July 20, 2015 relating to the Offering, and the accompanying prospectus dated December 11, 2014 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-200374) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”).

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	SYNCHRONY FINANCIAL

Expected Ratings (Outlook)*:	BBB- (Stable) / BBB- (Stable) (S&P / Fitch)

Title of Securities:	4.500% Senior Notes due 2025 (the “Notes”)

Ranking:	Senior Unsecured

Maturity Date:	July 23, 2025

Principal Amount:	$1,000,000,000

Price to Public:	99.634%

Net Proceeds to Issuer (before estimated offering expenses):	$990,840,000

Net Proceeds to Issuer (after estimated offering expenses):	The Issuer estimates that the net proceeds from the sale of the Notes in the Offering will be $990,340,000, after deducting the underwriting discount and estimated offering expenses. The Issuer intends to use the net proceeds from the Offering (or equivalent cash amounts) to prepay outstanding amounts under the Bank Term Loan Facility, to invest in liquid assets to further increase the size of its liquidity portfolio or for such additional uses as the Issuer may determine.

Treasury Benchmark:	2.125% due May 15, 2025

Treasury Benchmark Price:	97-26

Treasury Benchmark Yield:	2.376%

Spread to Treasury Benchmark:	217 basis points

Yield to Maturity:	4.546%

Interest Rate:	4.500%

Day Count Convention:	30/360, Following Unadjusted

Business Day Convention:	New York

Interest Payment Dates:	Interest on the Notes will be payable semi-annually in arrears on January 23 and July 23 of each year, beginning on January 23, 2016.

Optional Redemption:	At any time and from time to time prior to April 23, 2025 (three months prior to the maturity date of the Notes), make-whole redemption at a discount rate equal to the applicable Treasury Rate (as defined in the Preliminary Prospectus), plus 35 basis points.

At any time and from time to time on or after April 23, 2025 (three months prior to the maturity date of the Notes), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date of the Notes to be redeemed.

CUSIP / ISIN:	87165B AG8 / US87165BAG86

Format:	SEC Registered

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Method of Settlement:	DTC

Trade Date:	July 20, 2015

Settlement Date:	July 23, 2015 (T+3)

Joint Book-Running Managers:	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities (USA), Inc. and Morgan Stanley & Co. LLC

Senior Co-Managers:	Credit Agricole Securities (USA) Inc., RBC Capital Markets, LLC and Scotia Capital (USA) Inc.

Co-Managers:	Academy Securities, Inc., Blaylock Beal Van, LLC, CastleOak Securities, L.P., Lebenthal & Co., LLC, Mischler Financial Group, Inc., Samuel A. Ramirez & Company, Inc. and The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

SYNCHRONY FINANCIAL (the “issuer”) has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated July 20, 2015 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement related to the offering and the accompanying prospectus may be obtained from: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: (800) 831-9146, email: prospectus@citi.com and Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 11th Floor, New York, New York 10038, Attention: Prospectus Department, telephone: (800) 294-1322, email: dg.prospectus_requests@baml.com.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.